

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

December 26, 2007

Via Facsimile and U.S. Mail

J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222

> **Re:** **Altrust Financial Services, Inc.**
> **Amended Schedule 13E-3 filed December 11, 2007**
> **File No. 005-83356**
> **Revised Preliminary Proxy Statement filed on Schedule 14A**
> **Filed December 11, 2007**
> **File No. 000-51298**

Dear Mr. Cummings:

We have reviewed your filings and have the following comments.

The FTN Opinion, page 21

1. Describe in greater detail on page 31 the compensation arrangement between Altrust and FTN. Quantify the amount of compensation received and to be received in connection with the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

2. Quantify the amount of compensation on page 31 received by FTN and its affiliates from Altrust and its affiliates during the last two years for services unrelated to the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

3. Annex E indicates that the opinion issued by FTN may not, among other things, be reproduced or disclosed without the prior written consent of FTN. Revise the proxy statement and/or opinion to make expressly clear, if true, that FTN has consented to their opinion being reproduced and/or disclosed in the proxy statement. To the extent FTN has not provided such consent, the cited statement in their opinion operates as an implied limitation of liability. If FTN does not provide its consent, please provide the additional disclosures contained in our publicly available Current Issues Outline at Section II.D.1.

The Mercer Opinion, page 35

4. Describe in greater detail the compensation arrangement between Altrust and Mercer. Quantify the amount of compensation received and to be received in connection with the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

5. Quantify the amount of compensation on page 31 received by Mercer and its affiliates from Altrust and its affiliates during the last two years for services unrelated to the instant transaction. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Annex F, page F-1

6. Annex F indicates that the opinion issued by FIG may not, among other things, be reproduced or disclosed without the prior written consent of FIG. Revise the proxy statement and/or opinion to make expressly clear, if true, that FIG has consented to their opinion being reproduced and/or disclosed in the proxy statement. To the extent FIG has not provided such consent, the cited statement in their opinion operates as an implied limitation of liability. If FIG does not provide its consent, please provide the additional disclosures contained in our publicly available Current Issues Outline at Section II.D.1.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions